ERICKSON AIR-CRANE INCORPORATED HAS CLAIMED

CONFIDENTIAL TREATMENT OF PORTIONS OF THIS

LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83

July 25, 2013

Via EDGAR

Mr. Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Re:	Erickson Air-Crane Incorporated

Amendment No. 2 to Registration Statement on Form S-3

Filed July 22, 2013

File No. 333-189196

Dear Mr. Dobbie:

This letter is submitted on behalf of Erickson Air-Crane Incorporated (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Company’s registration statement on Form S-3 (the “Registration Statement”), as set forth in your letter to the Company dated July 23, 2013. For reference purposes, the text of the comments contained in your letter dated July 23, 2013 has been reproduced herein (in bold), with the Company’s response below such comments.

Prospectus Summary, page 1

Air Amazonia Acquisition, page 2

1.

We see that you entered into certain purchase agreements with Air Amazonia and HRT on July 19, 2013. We refer to your response to our previous comment 8 in your letter dated June 4, 2013. In this response, you stated that the HRT transaction was not probable as there were a significant number of important conditions outlined in the term sheet that had not occurred to date, and may never occur. Those conditions included the fact that (1) neither HRT’s Board of Directors nor its shareholders had approved the transactions contemplated by the term sheet, (2) the Aerial Services Agreement contemplated by the term sheet had not been negotiated, prepared or approved by the Company, HRT or TNK-Brasil, (3) the Company’s payment guarantee had not been negotiated and might not be sufficient or acceptable to HRT, while a guarantee acceptable to HRT might not comply with the terms of the Company’s existing guarantees and debt agreements, (4) the parties had not obtained or solicited any regulatory or other third party approvals necessary to effectuate the transaction and (5) the term sheet did not provide for a termination fee or other financial penalties to be incurred if the transaction is not consummated. In view of your entry into a definitive agreement on June 19, 2013, it appears that HRT’s Board of Directors and its shareholders have subsequently approved the contemplated transactions. Please tell us the date of each such approval. In addition, tell us the date or dates upon which each of the other four above cited conditions were met. Finally, please tell us the date upon which you determined the acquisition to be probable. We may have additional comments upon review of your response.

Company Response: On July 19, 2013, the Company entered into a quota purchase agreement (the “Quota Agreement”) and an aircraft purchase agreement (the “Aircraft Agreement,” and together with the Quota Agreement and all related agreements, the “HRT Agreement”) with Air Amazonia Serviços Aeronáuticos Ltda. (“Air Amazonia”) and HRT Participações em Petróleo S.A. and certain of its affiliates (“HRT”), pursuant to which the Company would acquire Air Amazonia and certain related aircraft (the “Air Amazonia Acquisition”). For confidentiality reasons, HRT did not provide the approval of its board of directors to the Company until July 19, 2013, and the Company understands that HRT believes that shareholder approval is not required for the Air Amazonia Acquisition.

With respect to the second condition, the Company and HRT continued to negotiate and prepare the form of aerial services agreement until July 19, 2013, and the Company understands that certain third parties are required to approve the aerial services agreement prior to its execution by HRT. The Company was not provided evidence of approval of the material terms of the form of aerial services agreement until July 18, 2013. With respect to third condition, the parties agreed to remove the Company’s payment guarantee from the agreement during the negotiation process, although this was not finally resolved until the parties reached agreement on the HRT Agreement. With respect to the fourth condition, regulatory approvals have not been obtained or solicited for the Air Amazonia Acquisition. The Company obtained approval from its lender under its credit facility for the Air Amazonia Acquisition on July 19, 2013. With respect to the fifth condition, the HRT Agreement does not provide for a termination fee or other financial penalties to be incurred if the Air Amazonia Acquisition is not consummated.

The Air Amazonia Acquisition is subject to several conditions to closing, including delivery of Air Amazonia financial statements for the year ended December 31, 2012, approval of an aerial services agreement and a maintenance and other services agreement by certain third parties, transfer of various regulatory permits, the negotiation and execution of agreements regarding properties used in Air Amazonia’s business, an appraisal of the stock capital of Air Amazonia by an independent expert, satisfactory inspections of the acquired aircraft, the parties’ agreement concerning transition services, completion of a reduction in force within Air Amazonia, and regulatory filings and registrations. These important closing conditions have not occurred to date, and may never occur.

Regardless of whether the Air Amazonia Acquisition is or is not “probable” for accounting purposes in light of these unsatisfied closing conditions, the Company submits that making a probability determination is not of material consequence in these circumstances. In particular, the Company believes that the Air Amazonia Acquisition will not be “significant” for accounting purposes at a level exceeding 20%. Please see the response to Comment 2 below.

2.	In addition, please tell us the significance of this acquisition under Rule 3-05 of Regulation S-X. In support of your conclusions, please furnish us with each of the computations you performed pursuant to Rule 1-02(w) of Regulation S-X.

Company Response: The Company believes that the Air Amazonia Acquisition will not be “significant” at a level exceeding 20%. Attached hereto as Appendix 1 are the Company’s computations performed pursuant to Rule 1-02 of Regulation S-X.

*            *             *

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Registration Statement. Please contact me at (503) 505-5815 or Michael Reed of DLA Piper LLP (US) at (202) 799-4229 if you have any questions about the Registration Statement or this letter.

Sincerely,

/s/ Charles Ryan
Charles Ryan
Chief Financial Officer, Senior Vice President,
Chief Accounting Officer, and Principal Accounting Officer

cc:	Donald E. Field (SEC Division of Corporation Finance)

Udo Reider (CEO, Erickson Air-Crane Incorporated)

Edward Rizzuti (General Counsel, Erickson Air-Crane Incorporated)

Michael Reed(DLA Piper LLP (US))

Michael Hutchings (DLA Piper LLP (US))

Appendix 1

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]